GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: 604-681-8222 Fax: 604-681-8282


04045506

September 29, 2004

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street NW
Washington, DC USA 20549

Re: SEC File #82-659

Pursuant to Rule 12g3-2 section (b)(1)(iii), please find attached the following:

1. News Release of August 9, 2004;
2. News Release of September 16, 2004;
3. News Release of September 21, 2004;
4. News Release of September 28, 2004;
5. Interim financial statements for the quarter ended July 29, 2004.

GOLDEN ARCH RESOURCES LTD.

Susan Shairp
Filings

dw 10/19

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
www.goldenarchresources.com

GAI: TSX Venture	Exemption 12g3 - 2(b)
GARCF: O.T.C	SEC File # 82-659

292004

NEWS RELEASE

September 21, 2004 – Golden Arch Resources Ltd. (the "Company") is pleased to announce that they have executed an agreement with Marketworks, Inc. of Vancouver, British Columbia to provide Corporate Communications on behalf of Golden Arch.

Under the terms of this 6 month agreement, Marketworks will undertake to provide corporate communications on behalf of Golden Arch at a monthly rate of $4,000 per month. Thereafter the agreement will continue at the consent of both parties.

Founded in 1987, Marketworks has assisted numerous companies in various regulatory jurisdictions achieve their corporate goals. Marketworks will initiate an investor-awareness program and commence to build relationships with potential Investors as well Canadian investment banking firms and Institutions.

The Company also announces that it has granted to Marketworks Inc. options to purchase 500,000 common shares of the Company at a price of $0.15 per share, exercisable for up to one year and vested per TSX Venture Exchange Policy Guidelines.

"Les Kjosness"

President and Director

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
www.goldenarchresources.com

GAI: TSX Venture
GARCF: O.T.C
392004

Exemption 12g3 - 2(b)
SEC File # 82-659

September 28, 2004 - Vancouver, BC. Golden Arch Resources Ltd. (the 'Company') is pleased to announce it has granted incentive stock options to Company Directors to purchase 1,490,000 common shares at a price of $0.15 per share, exercisable for four years. The shares are granted pursuant to a stock option plan approved by Company Shareholders at the Annual General Meeting held July 20, 2004, and by the TSX Venture Exchange on September 15, 2004, which provides for a "rolling" maximum grant of 10% of the issued shares at the time of the grant. There is a hold period on the shares until January 29, 2005.

On behalf of the Board,

"Les Kjosness"
Director

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
www.GoldenArchResources.com

GAI: TSX Venture	Exemption 12g3 - 2(b)
GARCF: O.T.C	SEC File # 82-659

182004

Mildred Peak Property Arizona
EMILY COPPER ZONE -PROGRESS REPORT

August 9, 2004 – Further to the news release of June 10, 2004, Golden Arch Resources Ltd. is pleased to report that it has identified a potential copper/silver/gold porphyry target, based on widespread reconnaissance sampling of outcrops. An area approximately 600 meters by 800 meters has been identified containing a total of **28** samples which were assayed for copper, silver and gold. The average of **24** of these samples is as follows:

0.30% copper, 33.7 gm silver/Tonne, and 0.341 gm gold /Tonne
(0.30%Cu, 0.98 ounces/ton silver, and 0.01 ounces per ton gold)

One chip sample (not included in the above average) returned the following results:

5.33% copper, 494 gm silver/Tonne, and 4.66 gm gold /Tonne
(5.33% Cu, 14.4 ounces/ton silver, and 0.14 ounces per ton gold)

In addition three representative samples (not included in the above average) were taken in three different parts of the Emily Zone. Each sample was a chip sample taken over a 30 meter length. These samples were as follows:

Sample 2120 – 0.62% copper, 29.4 gm silver/Tonne and 0.245 gm gold/Tonne
(0.62% Cu, 0.857 ounces /ton silver and 0.007 ounces per ton gold)

Sample 2121 – 1.02% copper, 54.2 gm silver/Tonne and 0.220 gm gold/Tonne
(1.02% Cu, 1.58 ounces /ton silver and 0.006 ounces per ton gold)

Sample 2123 – 0.38% copper, 16.0 gm silver/Tonne and 0.140 gm gold/Tonne
(0.38% Cu, 0.47 ounces /ton silver and 0.004 ounces per ton gold)

Although the exploration of the Emily Copper Zone is at a very early stage, the Company management is very excited to be able to report a completely new large copper discovery in Arizona, which is one of the major copper mining areas in the world.

GOLDEN ARCH RESOURCES LTD.

#928 – 470 Granville Street, Vancouver, BC V6C 1V5 Phone: (604) 681-8222 Fax: (604) 681-8282
www.goldenarchresources.com

GAI: TSX Venture	Exemption 12g3 - 2(b)
GARCF: O.T.C	SEC File # 82-659

192004

NEWS RELEASE

YOUNG #2-66 Completion Planned For Granite Wash

September 16, 2004 – Golden Arch Resources Ltd. (the "Company") is pleased to announce the commencement to complete the 'Granite Wash' area of the Young #2-66. The Young #2-66 was drilled in south central Hemphill County approximately 11miles south of Canadian, Texas. The well was drilled to a depth of 12,744' where intermediate casing was run covering the Granite Wash intervals; subsequently the well was drilled deeper to a total depth of 13,518' where 4 ½" production casing was set across the Morrow Sand intervals.

In the #2-66 Young wellbore, two separate Morrow sands were encountered. Each sand encountered good drilling breaks during drilling operations and each calculated to be gas productive, but appeared relatively low in porosity. Attempts at completing these two intervals failed as the zones were indeed tight. The two zones were each hydraulically fractured, stimulated and collectively tested and produced yielding small amounts of gas and formation water. The current operator and a partner in the well, W. C. Payne, has rights to the Morrow formation only. He has agreed to yield operations to Golden Arch Resources and other partners with the consensus to move up the hole to test the Lower Granite Wash intervals.

The well is located in the middle of the Hemphill (Granite Wash) gas field. This field is a world class prolific producing area with per well cumulative production commonly in excess of 4,000,000 [MCFG]. Production from the field is from the upper Granite Wash, a detritus zone generated by the erosion of the nearby buried Wichita Mountains. The field is currently active and is depth segregated. Golden Arch has the right to earn an interest from the base of the Upper Granite Wash (current producing horizon) approximately 11,200' and below.

The lower Granite Wash interval, from which the Company has the right to earn interest, includes a portion of the Granite Wash "C", "D", "D" lower, and "E" zones. Pay thickness is well in excess of 300' and approaches as much as 400' using a 10% porosity cutoff. Gas shows interpreted in the logs display potential large gas reserves in the interval, with nearly each porosity zone giving strong chromatograph shows, with thicker intervals reaching over 4,000 units gas.

Conclusions and Recommendations

The "wash" sands will be perforated and tested. Should prolific production rates result as interpreted from the logs, the area will be reviewed and mapped to determine additional offset locations.

"B. Keith Shirley"

B. Keith Shirley, PG
Geologist, Director Golden Arch Resources

MOEN AND COMPANY
CHARTERED ACCOUNTANTS

Member:
Canadian Institute of Chartered Accountants
Institute of Chartered Accountants of British Columbia
Institute of Management Accountants (USA) (From 1965)

Registered with:
Public Company Accounting Oversight Board (USA) (PCAOB)
Canadian Public Accountability Board (CPAB)
Canada - British Columbia Public Practice Licence

Securities Commission Building
PO Box 10129, Pacific Centre
Suite 1400 – 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6
Telephone: (604) 662-8899
Fax: (604) 662-8809
Email: moenca@telus.net

REVIEW ENGAGEMENT REPORT

To the Directors
Golden Arch Resources Ltd.
Vancouver, B.C., Canada

We have reviewed the consolidated balance sheet of Golden Arch Resources Ltd. as at July 31, 2004 and the consolidated statements of income, retained earnings and cash flows for the six month period then ended. Our review was made in accordance with Canadian generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by the Company.

A review does not constitute an audit and consequently we do not express an audit opinion on these financial statements.

Based on our review, nothing has come to my attention that causes us to believe that these financial statements are not, in all material respects, in accordance with Canadian generally accepted accounting principles.

"Moen and Company"
("Signed")
Chartered Accountants

Vancouver, B.C. Canada
September 10, 2004

GOLDEN ARCH RESOURCES LTD.
Consolidated Balance Sheet
July 31, 2004
(In Canadian Dollars)
(With Comparative Figures at January 31, 2004)
(Unaudited)

	July 31, 2004 (Unaudited)	January 31, 2004 (Audited)
Assets		
Current Assets		
Cash and equivalents (note 2(j))	$ 655,455	$ 389,931
Accounts receivable -GST	3,162	2,573
Accrued production receivable - net	11,052	1,528
TOTAL CURRENT ASSETS	669,669	394,032
Interest in Altar Resources Partnership (note 11)		
Acquisition costs	200,757	65,683
Deferred exploration costs	598,539	260,684
	799,296	326,367
Petroleum and natural gas prospects, at cost less depletion (note 2 & 5)	413,152	315,405
Fixed assets, at cost less accumulated amortization (note 3)	29,777	25,663
Other Assets (note 9)	10,002	23,002
TOTAL ASSETS	$ 1,921,896	$ 1,084,469
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued	$ 3,478	$ 9,803
Loans payable (note 10)	276,387	290,241
Due to related parties, unsecured, non interest bearing, with no specific terms of repayment (note 8)	7,420	11,474
TOTAL CURRENT LIABILITIES	287,285	311,518
Shareholders' Equity		
Share Capital (note 7)		
Authorized:		
100,000,000 common shares without par value		
Issued: 42,394,473 common shares (January 31, 2004 - 39,046,753)	11,351,910	10,332,366
Contributed Surplus - Stock-Based Compensation (note 7(e))	138,500	138,500
Deficit, accumulated during the development stage (note 1 & 14)	(9,855,799)	(9,697,915)
TOTAL SHAREHOLDERS' EQUITY	1,634,611	772,951
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,921,896	$ 1,084,469

Approved on behalf of the board:

"Les Kjosness", Director

"Keith Shirley", Director

Commitments: Notes 8, 10, 11 & 13

Lawsuit: Note 15

See Accompanying Accountants' Reports and Notes to Consolidated Financial Statements

GOLDEN ARCH RESOURCES LTD.
Consolidated Statement of Income
(In Canadian Dollars)
(Unaudited)

		Three Months Ended July 31,		Six Months Ended July 31,	
		2004	2003	2004	2003
Revenue - Petroleum and natural gas sales	$	6,254 $	10,857 $	12,223 $	16,725
Operating expenses		886	4,183	2,699	8,051
Profit from petroleum and natural gas operations		5,368	6,674	9,524	8,674
Interest and other income		904	10,000	1,245	30,000
		6,272	16,674	10,769	38,674
General and Administration Expenses					
Administration (Note 12)		73,890	106,913	161,894	222,820
Amortization expense		4,378	--	4,378	--
Depletion		1,342	--	2,381	--
		79,610	--	168,653	222,820
Net loss for the period	$	(73,338) $	(90,239) $	(157,884) $	(184,146)
Earnings (Loss) Per Share					
- Basic and Diluted(note 2(o))	$	(0.00) $	(0.00) $	(0.00) $	(0.01)
Weighted Average Shares Outstanding					
-Basic		42,368,374	29,968,003	42,368,374	29,968,003
-Diluted		49,665,249	37,264,878	49,665,249	37,264,878
Shares Outstanding at the End of the Period		42,394,473	29,968,003	42,394,473	29,968,003

GOLDEN ARCH RESOURCES LTD.
Statement of Retained Earnings (Deficit)
(In Canadian Dollars)
(Unaudited)

Deficit, beginning of period	$	(9,782,461) $	(9,585,460) $	(9,697,915) $	(9,491,553)
Net loss for the period		(73,338)	(90,239)	(157,884)	(184,146)
Deficit, end of period	$	(9,855,799) $	(9,675,699) $	(9,855,799) $	(9,675,699)

See Accompanying Accountants' Reports and Notes to Consolidated Financial Statements

GOLDEN ARCH RESOURCES LTD.

Consolidated Statement of Changes in Cash Flows
(In Canadian Dollars)
(Unaudited)

	Three Months Ended July 31,		Six Months Ended July 31,	
Cash derived from (used for)	2004	2003	2004	2003
Operating activities				
Net loss for the period	$ (73,338)	$ (90,239)	$ (157,884)	$ (184,146)
Less: non-cash items charged to income				
Shares issued for finder's fees	--	--	18,690	--
Amortization	4,378	--	4,378	--
Depletion	1,342	--	2,381	--
	(67,618)	(90,239)	(132,435)	(184,146)
Changes in non-cash working capital items				
Accounts receivable and accrued production	(5,946)	(9,239)	(10,113)	(11,759)
Accounts payable and accrued	(1,939)	7,292	(6,325)	(8,324)
Accrued debenture interest	--	1,557	--	(92,121)
	(7,885)	(390)	(16,438)	(112,204)
	(75,503)	(90,629)	(148,873)	(296,350)
Financing activities				
Loans payable	--	--	(13,854)	(135,429)
Debenture payable and accrued interest	--	(106,750)	--	(106,750)
Shares issued for cash and subscribed, less unpaid, below		150,000	913,854	522,236
Share subscriptions receivable	48,000	41,750	(21,000)	41,750
Due to related parties		12,719	(4,054)	23,464
	48,000	97,719	874,946	345,271
Investing activities				
Petroleum and natural gas prospects	(28,513)	5,242	(100,128)	5,242
Purchase of fixed assets	--	(13,743)	(8,492)	(13,743)
Other assets	--	--	13,000	--
Interest in Altar Resources Partnership				
Acquisition costs		--	(27,074)	--
Deferred exploration costs	(64,683)	--	(337,855)	(38,009)
	(93,196)	(8,501)	(460,549)	(46,510)
Cash, increase during the period	(120,699)	(1,411)	265,524	2,411
Cash and equivalents, beginning of period	776,154	8,126	389,931	4,304
Cash and equivalents, end of period	$ 655,455	$ 6,715	$ 655,455	$ 6,715

Supplemental Cash Flow Information (Note 4)

See Accompanying Accountants' Reports and Notes to Consolidated Financial Statements

NOTE 1. NATURE OF OPERATIONS

(a) The Company is in the process of exploring and developing its resource properties and has not yet determined whether all these properties contain reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and petroleum and natural gas prospects is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development, and upon future profitable production.

(b) The Company is considered to be a development stage enterprise.

(c) The accompanying unaudited interim consolidated financial statements of Golden Arch Resources Ltd. ("the Company") have been prepared in accordance with generally accepted accounting principles and should be read in conjunction with the financial statements and notes thereto included in the Company's 2004 Annual Report. These interim consolidated financial statements follow the same significant accounting policies and methods of application as those included in the 2004 Annual Report.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Deferred costs – Petroleum and Natural Gas

The Company is in the exploration and development stage with respect to its investment in natural resource property and, accordingly, follows the practice of capitalizing all costs related to the exploration project, until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral property is abandoned, the related capitalized costs are expensed.

(b) Deferred costs - Petroleum and natural gas

The Company has adopted the successful efforts method of accounting for its petroleum and natural gas prospects. Under this method all costs related to a well are capitalized. Uneconomic wells are written-off or written down to the estimated net realizable value of estimated reserves, as estimated by independent engineers. Successful wells are depleted on the unit of production method based on a ratio of current production to reserves estimated by company management.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(c) Values

The amounts for deferred exploration costs and mineral property acquisition costs represent costs incurred to date and are not intended to reflect present or future values. The recoverability of the amounts shown for mineral property and deferred exploration and development costs is dependent on the confirmation of economically recoverable reserves, the ability of the Company to obtain the necessary financing to successfully complete their development, including compliance with the requirements of lenders who may provide this financing from time to time, and upon future profitable operations.

(d) Option payments

Payment on resource property option agreements are made at the discretion of the Company and accordingly are accounted for as incurred.

(e) General and administration expense

General and administration expenses are written off to operations as incurred.

(f) Translation of foreign currencies

The Company utilizes the temporal method that translates assets, liabilities, revenues and expenses in a manner that retains their basis of measurement in terms of the Canadian dollar, which is used as the unit of measurement. In particular:

monetary items are translated at the rate of exchange in effect at the balance sheet date;
non-monetary items are translated at historical exchange rates, unless such items are carried at market, in which case they are translated at the rate of exchange in effect at the balance sheet date;
revenue and expense items are translated at the rate of exchange in effect on the dates they occur;
depreciation or amortization of assets are translated at historical exchange rates as the assets to which they relate;
exchange gains or losses arising on conversion are included in other income or expense.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(g) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

Measurement Uncertainty

Certain amounts recognized in the financial statements are subject to measurement uncertainty. The recognized amounts of such items are based on the company's best information and judgment. Such amounts are not expected to change materially in the near term.

(h) Fair value of financial instruments

The carrying amounts of the Company's financial instruments approximate their fair values since they are either short-term in nature or they are receivable or payable on demand. These financial instruments consist of cash and equivalents, accounts receivable, accrued production receivable and accounts payable and accrued, loans payable, and amounts due to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(i) Segmented information

The Company's identifiable assets and operations are located in the following countries:

July 31, 2004

	Canada	United States	Total
Current Assets	$637,728	$31,941	$669,669
Net Fixed Assets	24,568	5,209	29,777
Long Term Investments - net	--	1,212,448	1,212,448
Other Assets	10,002	--	10,002
	672,298	1,249,598	1,921,896

Operating Information - Six Months Ended July 31, 2004			
Revenue	1,245	12,223	13,468
Operating expenses	--	2,699	2,699
General and Administration Expenses	168,653	--	168,653
Net Profit (Loss)	($167,408)	$9,524	($157,884)

July 31, 2003

	Canada	United States	Total
Current Assets	$22,932	--	$22,932
Net Fixed Assets	25,443	--	25,443
Long Term Investments - net	--	500,450	500,450
	48,375	500,450	548,825

Operating Information - Six Months Ended July 31, 2003			
Revenue	30,000	16,725	46,725
Operating expenses	--	8,051	8,051
General and Administration Expenses	222,820	--	222,820
Net Profit (Loss)	($192,820)	$8,674	($184,146)

(j) Cash and Equivalents

Cash and equivalents consist of deposit in operating account of $100,455 and GIC deposits of $555,000 as variable rate GIC, with maturity dates of December 24, 2004 for $55,000, and May 4, 2005 for $500,000.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(k) Recognition Criteria

Items recognized in these financial statements are accounted for in accordance with the accrual basis of accounting which recognizes the effect of transactions and events in the period in which they occurred. Revenues are generally recognized when performance is achieved and reasonable assurance regarding measurement and collectibility of the consideration exists. Gains are generally recognized when realized. Expenses and losses are generally recognized when an expenditure or previously recorded asset has no future economic benefit.

When revenues and expenses are linked in a cause and effect relationship, the expense is matched with the revenue. The costs of the assets, which benefit more than one period, are allocated over the periods benefited.

(l) Asset Retirement Obligations

Upon initial recognition of a liability for an asset retirement obligation, the Company will recognize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. In periods subsequent to the initial measurement, the Company will recognize period-to-period change in the liability for an asset retirement obligation resulting from the passage of time and revision to either the timing or the amount of the original estimate of undiscounted cash flows.

(m) Accounting for Mining Exploration Costs

Mineral Property Acquisition Costs and Deferred Exploration Costs

(i) The Company capitalizes all deferred exploration costs that are associated with the properties until such time as the properties are either placed into production or title is lost or abandoned. When properties are brought into production, associated costs are amortized over the useful life of the properties. When title is lost or abandoned, the associated costs are written off.

(ii) Acquisition costs of mineral properties are capitalized by the Company, and are dealt with in the same manner as deferred exploration costs in (i) above. Mineral property sale proceeds or option payments received for exploration rights are credited to current operations.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(n) Stock-based compensation

The Company has adopted the new recommendations of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", effective May 1, 2002. This Section establishes accounting standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions and applied to awards granted on or after January 1, 2002. The Company, as permitted by Handbook Section 3870, has elected to account for all stock options granted to non-employees and employees by applying the fair value based method of accounting. All stock options granted to directors are summarized in note 7(c). Stock-based compensation of $138,500 is expensed as at January 31, 2004, and is disclosed as a separate classification of shareholders' equity as Contributed Surplus.

(o) Earnings (Loss) Per Share

Net income per common share is computed by dividing net income by the weighted average of shares outstanding during the year.

Computations of basic and diluted weighted average shares outstanding, are as follows:

	July 31,	
	2004	2003
Basic weighted average shares	42,368,374	29,968,003
Effect of dilutive securities		
Stock options	2,975,000	2,975,000
Warrants	4,321,875	4,321,875
	7,296,875	7,296,875
Dilutive potential common shares	49,665,249	37,264,878
Earnings (loss) per share - Basic	(0.00) $	(0.01)
Earnings (loss) per share - Diluted	(0.00) $	(0.01)

NOTE 3. FIXED ASSETS

The Company amortizes its office equipment at the rate of 20% per year on the declining balance basis. Costs and accumulated amortization as at July 31, 2004 and July 31, 2003, are as follows:

	2004			2003
	Cost	Accumulated Amortization	Net Book Figures	Net Book Figures
Office equipment	$ 44,261	$ 30,863	$ 13,398	$ 25,443
Vehicle	20,669	4,290	16,379	--
Dimac Mill	25,000	25,000	--	--
	$ 89,930	$ 60,153	$ 29,777	$ 25,443

NOTE 4. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information regarding other non-cash transactions is as follows:

	Six Months Ended July 31,	
	2004	2003
Shares issued for finder's fee	$ 18,690	$ --
Shares issued for debt settlement	$ 13,854	$ --
Shares issued for interest in Altar Resources Partnership	$ 108,000	$ --

NOTE 5. PETROLEUM AND NATURAL GAS PROSPECTS

The Company has working interests in petroleum and natural gas properties and cost thereof less depletion is as follows:

	2004	2003
Cost of Properties less depletion		
Balance at beginning of period	$ 315,405	$ 322,291
Add: Costs incurred during the period		
- Wimberly #7 - Pump refurbish	1,020	--
- Young #9-66 - drilling	99,108	--
	100,128	--
	415,533	--
Dedu Sale of Hendricks wells 1-4	--	(5,242)
Depletion charged for the period	(2,381)	--
	$ 413,152	$ 317,049

NOTE 6. INCOME TAXES

The Company has accumulated losses, which may be carried forward to reduce income taxes as follows:

Year Ended January 31,	$
2006	$260,012
2007	355,544
2008	141,418
2009	130,526
2010	549,523
2011	543,862
2012	157,884
	$2,138,769

The potential tax benefit of these tax losses is not disclosed in these financial statements as future taxation, as it is reduced by a valuation allowance, due to uncertainty of utilization of the losses.

NOTE 7. SHARE CAPITAL

(a) Authorized: 100,000,000 common shares without par value.

(b) Shares issued: The issued share capital is as follows:

	July 31, 2004		July 31, 2003	
	Shares	$	Shares	$
Balance, January 31 2004 & 2003	39,046,753	$ 10,332,365	26,471,358	$ 8,785,817
Shares issued during the period				
- debt settlement	55,420	13,855	1,128,580	135,430
- finder's fees	62,300	18,690		
- interest in Altar Resources Partnership	300,000	108,000	200,000	20,000
- private placements	3,000,000	900,000		
- debentures payable			1,028,065	102,806
- warrants exercised			2,640,000	264,000
Shares to be cancelled subsequently	(70,000)	(21,000)		
	3,347,720	1,019,545	4,996,645	522,236
Balance, July 31, 2004 & July 31, 2003	42,394,473	$ 11,351,910	31,468,003	$ 9,308,053

NOTE 7. SHARE CAPITAL (cont'd)

(c) Stock options outstanding as at July 31, 2004 are as follows:

2,300,000	Director/Officer	@ $0.12 per share expiring October 16, 2007
200,000	Employees	@ $0.12 per share expiring October 16, 2007
250,000	Director	@$0.10 per share expiring February 21, 2005
75,000	Employees	@$0.10 per share expiring February 21, 2005
100,000	Consultant	@$0.15 per share expiring November 4, 2004
50,000	Employee	@$0.26 per share expiring February 17, 2006
2,975,000		

(d) Warrants outstanding as at July 31, 2004 are as follows:

1,750,000	@$0.15 expiring October 7, 2004
2,071,875	@$0.25 expiring June 19, 2005
500,000	@$0.20 expiring September 30, 2005
1,629,650	@$0.40 expiring October 26, 2005
5,951,525	

(e) Stock-Based Compensation

Stock-based compensation of $138,500 is expensed as at July 31, 2004, and is disclosed as a separate classification of shareholders' equity as Contributed Surplus.

NOTE 8. REMUNERATION OF DIRECTORS AND SENIOR OFFICERS

(a) Starting from February 1, 2004, management fees to Les Kjosness have been increased from $2,500 per month to $5,000, director resolution is subject to the Regulator's approval. Management fees incurred and expenses paid on behalf of the Company for the six month period ended July 31, 2004 are as follows:

	Management Fees	Office Expenses	Promotion	Telephone	Travel	Total
Les Kjosness	$ 30,000	$ 78	$ 5,144	$ 3,951	$ 4,497	$ 43,670
Richard Somerville	12,000	11	1,792	--	--	13,803
	$ 42,000	$ 89	$ 6,936	$ 3,951	$ 4,497	$ 57,473

(b) The balance owing to related parties (Director, Officer and Consultant of the Company) is $7,420 as at July 31, 2004 (July 31, 2003 - $260,249)

NOTE 9. OTHER ASSETS

Other assets are comprised of the following:

	Reference Below	July 31, 2004	July 31, 2003
Loan receivable from			
Safe Environment Engineering Canada Inc.		$ 78,651	$ 78,651
Deduct: Allowance for doubtful account		(78,650)	
	(a)	1	78,651
Deposit on oil and gas interests	(b)	10,000	
Interest in Mineral Property	(c)	1	1
		$ 10,002	$ 78,652

(a) $78,651 loan receivable from Safe Environment Engineering Canada Inc., includes principal balance of $63,087 and accrued interest of $15,564, may not be realizable, and accordingly on allowance for doubtful account is applied to this account.

(b) The Company has deposited $10,000 towards the purchase of mineral and oil and gas interests. The deposit is fully refundable if the agreement is not consummated.

(c) Interest in Mineral Property, located at Abbott - Wagner Property, Slocan and Revelstoke Mining Divisions, British Columbia is carried at a nominal value of $1.00 at July 31, 2004.

NOTE 10. LOANS PAYABLE

The balance of loans payable as at July 31, 2004, are as follows, are unsecured, non interest bearing, with no specific terms of repayment:

	July 31, 2004
Peter Leask	$ 17,274
Monarch Mechanical	10,330
Park Distributors Ltd.	187,032
M. Watson	61,751
	$ 276,387

The balances owing to Monarch Mechanical, Park Distributors Ltd., Peter Leask and M. Watson are under review by the management.

NOTE 11. INTEREST IN ALTAR RESOURCES PARTNERSHIP

On April 18, 2002 (the effective date), the Company entered a Lease Agreement with Altar Resources Partnership ("Altar"), an Arizona partnership.

Grant

Altar grants demises, leases and lets that certain real property, including, but without being limited to, all soil, sand and gravel, rock, ores, minerals and mineral rights in, upon and under the Property, surface rights, extra lateral rights (if any), water rights, easements and rights-of-way pertaining or appurtenant to the Property, with the exclusive rights and privileges.

The abovementioned real property consist of the following:

(a) Thirty-one Unpatented Mining Claims in Arizona

(b) State of Arizona Mineral Rights on seventeen properties

Term

The term of this Agreement shall be for an initial term of twenty years commencing on the effective date. The lessee may extend such term.

Payments required to Altar Resources Partnership

(a) The Company shall pay the following amounts as rentals:
   (i) $8,000 upon the effective date of the approval of the Agreement by the Canadian Venture Exchange. (paid in 2002)
   (ii) $12,000 on or before the date one year after the effective date and (paid in 2003)
   (iii) $20,000 on or before the date two years after the effective date (paid in 2004)

(b) Advance Minimum Royalties

The Company shall pay $20,000 on or before April 18, 2005 and on each anniversary date thereafter as long as this Agreement is in force as advance minimum royalties, which advance royalties shall be a credit toward any monies due

Transfer of Stock

The Company shall transfer the following amounts of common stock, subject only to such restrictions as may be required by the TSX Venture Exchange.
(a) 150,000 shares within 30 days from and after April 18, 2002 (issued);
(b) 200,000 shares on or before April 18, 2003 (issued at $0.10 per share) (See Note 7(b));
(c) 300,000 shares on or before April 18, 2004. (issued at $0.36 per share) (See Note 7(b)).

NOTE 11. INTEREST IN ALTAR RESOURCES PARTNERSHIP (cont'd)

Production Royalty

The Company shall pay to Altar a production royalty of the greater of (1) 1% of the "Net Returns" received by the Company from sale or other disposition of Leased Substances, or (2) 20% of the "Net Profits" from the mining and marketing of Leased Substances from the Property.

Work Commitments

The Company shall expend in exploration, development and mining work on the Property not less than the following cumulative amounts:
(a) $50,000 on or before April 18, 2003;
(b) $200,000 on or before April 18, 2004;
(c) $500,000 on or before April 18, 2005

The abovementioned work commitments in (a) and (b) were achieved, as the Company has incurred deferred exploration costs of $598,539 to July 31, 2004.

The acquisition costs and work commitments incurred recorded as deferred exploration costs, as at July 31, 2004 are as follows:

	July 31,	
	2004	2003
Acquisition costs		
Balance, January 31, 2004 / 2003	$ 65,683	$ 27,674
Cash	27,074	18,009
Common shares issued	108,000	20,000
Incurred during period	135,074	38,009
Balance, July 31, 2004 / July 31, 2003	200,757	65,683
Deferred exploration costs		
Balance, January 31, 2004 / 2003	260,684	39,066
Assays	10,984	
Drilling costs	107,290	
Geologist	56,482	
Laboratory	12,250	
Operating expenses	145,327	
Professional fees	5,522	
Incurred during period	337,855	0
Balance, July 31, 2004 / July 31, 2003	598,539	39,066
	$ 799,296	$ 104,749

NOTE 12. ADMINISTRATION EXPENSES

Administration expenses are as follows:

	Six Months Ended July 31, 2004	Six Months Ended July 31, 2003
Accounting expenses	$ --	$ 19,139
Administration fees	5,000	--
Audit fees	6,665	--
Consulting expenses	1,500	9,000
Debenture interest	--	18,597
Finder's fees	18,690	--
Legal fees	1,768	10,697
Management fees	42,000	27,026
Office expenses	16,660	94,857
Promotion, travel and investor communications	27,906	9,099
Salaries and wages	24,378	20,630
Transfer agent and filing fees	17,327	13,775
	$ 161,894	$ 222,820

NOTE 13. LEASE OBLIGATIONS

The Company entered into a lease for office premises in Vancouver BC for monthly rent and costs of $545 each. The term of the lease is for 5 years and half a month, beginning on the 15th day of April 2002 and ending on the last day of April 2007. Lease obligations are as follows:

Year Ending January 31,	Amount
2005	$ 4,905
2006	6,540
2007	1,635
	$13,080

NOTE 14. COMPARATIVE FIGURES / RESTATEMENT OF PRIOR PERIOD

Certain prior year balances have been reclassified to conform to the current financial statement presentation. The prior period comparative financial statements, in accordance with CICA 1506.28, are restated by a reduction in the deficit of $337,500 and a reduction in Convertible Redeemable Debentures of the same amount.

NOTE 15. LAWSUIT

The Company has received a Supreme Court of British Columbia Writ of Summons and Statement of Claim dated May 22, 2002 with respect to a claim of indebtedness and breach of an agreement. The Company believes the claim to be of no merit and has filed opposition to this claim. Accordingly, no provision for any liability for this claim has been recorded in these financial statements, except legal costs incurred to date.

GOLDEN ARCH RESOURCES LTD. (the "Company")

MANAGEMENT DISCUSSION AND ANALYSI S

The following Management Discussion and Analysis of the financial condition and results of operations of Golden Arch Resources Ltd. should be read in conjunction with the unaudited interim financial statements for the period ended July 31, 2004 and relate notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Forward Looking Statements

Certain statements contained in the Management Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which are made as of the date stated hereunder.

General

Golden Arch Resources Ltd. (TSE.V:GAI, OTC(US): GARCF) is a Canadian-based company that is concentrating on the development of gold, silver and copper properties in North America: at the present time, the Mildred Peak Property, Pima County, Arizona. The Company previously speculated in oil and gas wells and has acquired the right to participate in a gas project in Hemphill County, Texas.

Golden Arch Resources Ltd. was incorporated under the Company Act of SBC 1973 as amended on September 27, 1978 under the name of Turner Energy & Resources Ltd. The name was changed to Golden Arch Resources Ltd. on July 26, 1988, and in 1989, a consolidation of its share capital was completed, on the basis of five (5) pre-consolidated shares for one (1) share. On January 20, 1995, the Company increased its authorized share capital to 30,000,000 common shares without par value. On February 20, 2002, the Company's authorized share capital increased to 100,000,000 common shares without par value. At the Annual General Meeting of the Shareholders held July 20, 2004, the Articles of the Company were changed to conform to the new *Business Corporations Act* (British Columbia), which came into force March 29, 2004.

The Company's head office is #928 – 470 Granville Street, Vancouver, BC V6C 1V5. The Company has one wholly-owned subsidiary, Mildred Peak Resources LLC, in Arizona. The Company is listed on the TSX Venture Exchange as a Tier 2 Issuer under the symbol GAI, and on the over-the-counter bulletin boards in the United States under the symbol GARCF.

Summary of Quarterly Results

	2004			2003				2002
	July 31 $	Apr 30 $	Jan 31 $ cumulative	Oct 31 $	July 31 $	Apr 30 $	Jan 31 $ cumulative	Oct 31 $
Well Revenue	6,254	5,969	44,415	13,498	10,857	5,868	37,809	6,931
Net income (loss) before discontinued operations and extraordinary items Total/per share	(73,338)/ (0.0)	(84,546)/ (0.0)	(534,862)/ (0.02)	(115,694)/ (0.01)	(90,239) /(0.01)	(84,778) /(0.01)	(549,523) /(0.02)	(39,468) /(0.01)
Net income (loss), total/ per –share	(73,338)/ (0.0)	(84,546)/ (0.0)	(543,862) /(0.02)	221,806/ 0.01	(90,239) /(0.01)	(84,778) /(0.01)	(549,523) /(0.02)	(39,468) /(0.01)

The Company received revenue from the sale of petroleum products of $6,254 for two months. Revenues are reported in the quarter in which they are received by the Company from the Operator; the total number of months reported may vary. Revenues are dependent on oil and gas prices and expenses incurred by the Operators of the wells. Well operating expenses, which include administrative overhead, gas analysis, services of a pumper, water hauling, repairs and labour, and other expenses were $886.

The Company received interest income for the quarter ended July 31, 2004 of $904 ($341-April 30, 2004).

Net income for the quarter ended October 31, 2003 increased by $337,500 due to the write-off of one debenture.

Interest in the Abbott-Wagner mineral property was written down to a nominal value of $1.00, resulting in a charge of $547,504 at the year ended January 31, 2003.

Oil and Gas Operations

As reported by the Operator, the Cumming Company, Golden Arch was receiving positive cash flow for two months from the following wells, located in Palo Pinto and Jack Counties, Texas:

Well	Working Interest	Year Acquired
Wimberly #7	4%	2001
Reagan "14" #2	5%	1995
Middlebrook #1	10%	1997
Stuart Estate "49" #1	4.5%	1993
Stuart Estate "49" #4	4.5%	1994
Stuart Estate "49" #5	4.5%	1993
Stuart Estate "60" 12	4.5%	1996

The following wells operated at a negative cash flow of ($87.80) for the two months reported by the Cumming Company:

Well	Working Interest	Year Acquired
A.D. Crawford #1	11%	1993
A.D. Crawford #10	13%	1995

The Company has subsequently sold its interests in the A.D. Crawford #1 and #10 wells located in Palo Pinto County, Texas for a total of $12,950 USD. The Company had 11% working interest (8.8% net revenue interest) in the #1 well, and 13% working interest (10.4% net revenue interest) in the #10 well. The wells had been operating at a loss for some time.

The Company has a 10% interest in the Wimberly #2 well located in Jack County, Texas. The Cumming Company has not been crediting Golden Arch for revenue from this well and the Company is seeking to rectify this issue as soon as possible.

Enlight Energy has taken over interest in the Warren-Thurman #1 and #2 wells from Empire Energy/Commonwealth Energy. Subsequent to the quarter, Enlight has made an offer to the Company, which the Company is reviewing. The Company has a 10% interest in the wells, located in Coleman County, Texas.

Young #2-66 Well

The Company has acquired a 4% working interest, with a 2% net revenue interest in the Young #2-66 gas well in Hemphill County, Texas. Golden Arch has the right to participate in future wells located in this section of Hemphill County. The well was drilled to the target Morrow Sands zone, but attempts make this zone produce failed. The Operator of the well is plugging the Morrow Sands zone and will be completing the Granite Wash zone, at a shallower depth. The Company has spent $99,108 Cdn on the well to date.

Mineral Properties

Mildred Peak Development

The Company's primary property is the Mildred Peak gold/silver/copper property located in Pima County, Arizona, located approximately 80 km southwest of Tucson.

In February 2004, the Company commenced a preliminary diamond drill program to test various gold showings. Approximately 2200 feet of NX (1.875") core was drilled. Layne Christensen Company of Tucson, Arizona was the drilling contractor. The program targeted the high-grade Amado area, which includes the Michelle and Rachel Zones in the southern part of the property, as well as the Malachite Silver area. The preliminary drill program was designed to test the shallow depth extension of the favourable results arising from a previous surface trenching.

Golden Arch augmented the drilling program with a program of additional sampling and trenching which identified potential gold and copper target, the Bonnie Zone; Eschule (School) Zone; Puentes gold area, and a potential copper/silver/gold porphyry target, the Emily Copper Area.

Michelle and Rachel Zones

Five of the eight holes drilled on the Michelle Zone and three of those drilled on the Rachel Zone encountered anomalous gold values of up to 3 g/t Au. The drilling program also encountered intrusions of rhyolite dyke; which appear to occupy fault zones which have cut and offset both the Michelle and Rachel zones. Further drilling will be required to relocate these zones at depth.

Subsequent to drilling, the Company reclaimed the drilling sites by reseeding the area with native grasses.

Malachite Silver Area

On the east side of the property is an area of shallow cover at the edge of the pediment, in which about four acres of sub crop and mineralized float expose a copper/silver mineralized skarn zone. There are two areas of solid mineralized outcrop, one centered on an old shaft (about 10 ft. deep), and one centered on an old trench within the wider area of float and sub crop.

There are no records of previous exploration here, but a very old pit in the center of the area suggests that it received some small attention in the early 1900s or late 1800s.

Three short holes and two trenches were completed on the area in Spring 2004. A fault was intersected that appears to have offset this copper-silver mineralize zone. A geophysical program will be intitiated to trace the offset portion of this zone.

Bonnie Zone

The Bonnie Zone, in the Amado area, has been traced for approximately 800 m, and is hosted in metamorphosed, silty to sandy sediments of Jurassic age. The width of the zone is undetermined.

Sampling was limited to old pits, a caved adit and natural bedrock exposures. Two outcrops sampled have returned the highest values, namely 5.01 grams gold per tonne (0.15opt Au) and 9.46 grams gold per tonne (0.28 opt Au). All samples taken on this zone (24 in total) to date, are either multi-gram/tonne gold or very anomalous.

Permits for mechanical trenching have been obtained, subject to an archeological assessment which is currently being undertaken.

Emily Zone

The Emily Copper area is located in the southwestern part of the Mildred Peak Property. An area approximately 600 meters by 800 meters has been identified containing a total of **28** samples which were assayed for copper, silver and gold. The average of **24** of these samples is as follows:

> **0.30% copper, 33.7 gm silver/Tonne, and 0.341 gm gold /Tonne**
> **(0.30%Cu, 0.98 ounces/ton silver, and 0.01 ounces per ton gold)**

One chip sample (not included in the above average) returned the following results:

> **5.33% copper, 494 gm silver/Tonne, and 4.66 gm gold /Tonne**

(5.33% Cu, 14.4 ounces/ton silver, and 0.14 ounces per ton gold)

In addition three representative samples (not included in the above average) were taken in three different parts of the Emily Zone. Each sample was a chip sample taken over a 30 meter length. These samples were as follows:

Sample 2120 – 0.62% copper, 29.4 gm silver/Tonne and 0.245 gm gold/Tonne (0.62% Cu, 0.857 ounces /ton silver and 0.007 ounces per ton gold)

Sample 2121 – 1.02% copper, 54.2 gm silver/Tonne and 0.220 gm gold/Tonne (1.02% Cu, 1.58 ounces /ton silver and 0.006 ounces per ton gold)

Sample 2123 – 0.38% copper, 16.0 gm silver/Tonne and 0.140 gm gold/Tonne (0.38% Cu, 0.47 ounces /ton silver and 0.004 ounces per ton gold)

To date the Mildred Peak Property has no recorded ore reserves. The Company continues to explore the Mildred Peak Property as a gold prospect; however, management is mindful that Southern Arizona hosts some of the largest and richest copper deposits in the world.

The exploration program is under the supervision of R.D. Somerville, P.Eng., a Qualified Person under National Instrument 43-101.

Gold analysis was determined by fire assay with AA finish (less than 3000 ppb Au) or gravimetric finish (greater than 3000 ppb Au); silver analysis was determined by aqua regia ICP and/or gravimetric fire assay by Actlabs-Skyline Labs Inc. of Tucson, Arizona.

Slocan/Revelstoke Mining Divisions

The Issuer holds 100% registered mineral rights, (excluding coal, petroleum and any gas or gases) to land parcels located in the Slocan and Revelstoke Mining Divisions, subject to agreements allowing joint venture partners to acquire 70% or 85% interest. The properties are not material to the Company; however, the Company is maintaining the properties for assessment by a Qualified Person for potential exploration and development purposes.

The Issuer has entered into a tentative agreement with Safe Environment Engineering Canada Inc. (SFU: TSX Venture – delisted) to purchase mineral and gas and oil interests held by SFU, to be determined. The Company has applied a refundable deposit of $10,000.

Related Party Transactions

Effective July 31, 2001, the Company entered into an agreement with R. Somerville Geological & Mining Engineering Ltd. ("RSGM") to provide consulting geological and project management services to the Company.

Effective February 1, 2004, the Company has agreed to pay $5,000 per month to President and Director Les Kjosness for management services to the Company.

Liquidity and Capital Resources

Though the Company is receiving revenues from its interest in oil and gas properties, the Issuer operates at a net loss of ($73,338) for the period, from its existing properties. The Company will be relying on continued financial support from its shareholders and related parties.

The Company is in the process of returning 70,000 common shares to the treasury as four arm's-length parties have reneged on their subscription agreements to participate in the Company's private placement approved by the TSX Venture Exchange on April 23, 2004.

Use of Proceeds

There are no material differences in the actual use of proceeds from the previous disclosure by the issuer regarding the intended use of proceeds.

Investor Relations

The Company has retained Mike Tymo to provide investor relations services from time to time, for a period of one year, effective November 4, 2003.

Subsequent to the quarter, the Company has retained Marketworks Inc. to provide a marketing program and promotional services for a period of 6 months, effective September 1, 2004, extendable by mutual consent. The Company has also granted Marketworks options to purchase 500,000 common shares at a price of $0.15 per share, exercisable up to one year.

Additional information on the Company can be found at www.sedar.com under the Company's profile, and at the Company's website www.goldenarchresources.com.

Dated this 28th day of September, 2004

"Les Kjosness"
President